Exhibit 99.1
Notice of the Annual General Meeting
to be held on July 16, 2009

Elan Corporation, plc

(The “Company”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt about the action to be taken, please immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an adviser authorised or exempted under the Investment Intermediaries Act, 1995, and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the United Kingdom Financial Services and Markets Act, 2000).

If you have sold or otherwise transferred all of your shares in the Company, you should at once pass this document and the enclosed Form of Proxy to the purchaser or transferee or to the stockbroker or other agent through whom the sale was effected, for transmission to the purchaser or transferee.

To holders of Ordinary Shares and “B” Executive Shares and, for information only, to the holder of the Executive Shares.

Elan Corporation, plc Notice of Annual General Meeting

To holders of Ordinary Shares and “B” Executive Shares and, for information only, to the holder of the Executive Shares.

Dear Shareholder

The annual general meeting (the “AGM” or the “Meeting”) of the Company will be held at the Davenport Hotel, Dublin 2, Ireland at 10.00am on Thursday, July 16, 2009. The notice of the Meeting is attached and you are cordially invited to attend.

The ordinary business to be transacted at the Meeting is referred to in Resolutions 1 to 13. Under the terms of our articles of association, directors serve for a term of three years expiring at the annual general meeting in the third year following their election, or as the case may be, their re-election at an AGM. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. As a result of both of these requirements, Shane Cooke, Lars Ekman, Gary Kennedy, Kelly Martin, Kieran McGowan and myself are standing for re-election at this year’s AGM. Patrick Kennedy and Donal O’Connor who were appointed to the board since last year’s AGM are standing for election. Additionally, the Board is proposing the election of Vaughn Bryson, Richard Pilnik and Jack Schuler as directors of the Company with effect from end of the AGM.

Floyd Bloom, Ann Gray and Dennis Selkoe will retire from the board at the conclusion of the AGM. I would like to thank Floyd, Ann and Dennis for their many contributions to the development of Elan over a large number of years and, in particular, to mention the contribution of Dennis who was a founder director of Athena Neurosciences, Inc in 1986 and which we acquired in 1996. I am delighted that both Dennis and Floyd have agreed to continue to be involved with the Company in the future by sitting on our Science & Technology Committee. These changes continue the process of change and renewal of the Board, and in particular, represent an infusion of commercial pharmaceutical experience which is most welcome.

The Board has reviewed the performance of each director standing for re-election and confirms that they continue to contribute effectively and demonstrate commitment to the role and therefore recommends that shareholders vote in favour of their re-election. In December 2008, the board reviewed the independence of each of the independent directors, including those who have served for more than nine years, and it affirmatively determined that each of them was considered to be independent in accordance with the terms of the Company’s corporate governance guidelines. A biography of each of the existing directors standing for election or re-election is contained on pages 85 to 87 of the annual report. The biography of the new directors standing for election was included in the announcement of their appointments.

The Directors propose that the special business as set out in Resolutions 14 to 20 in the notice be transacted at the Meeting for the purposes as set out below.

RESOLUTION 14

The EU Transparency Directive, which came into Irish law in June 2007, authorises companies to communicate with their shareholders by electronic means; for example by putting annual reports on the company website or by emailing documentation directly to shareholders. Subject to Resolution 14 being passed, the Company will write to all ordinary shareholders seeking their consent to receive communications in electronic form. Under the Transparency Directive, any shareholder who does not respond to this letter within a reasonable period will be deemed to have given their consent. However, shareholders may at any time opt to continue to receive communications in paper form if they so wish.

RESOLUTION 15

Resolution 15 will give the Directors general authority under Section 20 of the Companies (Amendment) Act 1983 for a period of 5 years to allot shares up to an amount equal to the authorised but unissued share capital of the Company at the close of business on the date of the Meeting. We renew this authority annually which is considered best practice in accordance with certain corporate governance guidelines.

Elan Corporation, plc Notice of Annual General Meeting

RESOLUTION 16

This Resolution proposes giving the Directors power under Section 24 of the Companies (Amendment) Act 1983 to allot shares for cash up to a maximum of 40 million shares without first offering them to holders of Ordinary Shares. Resolution 16 is conditional upon the passing of Resolution 15.

RESOLUTIONS 17 and 18

These Resolutions deal with the Company’s ability to purchase and sell its own shares. Resolution 17, if passed, will authorise the Company and its subsidiaries, until the earlier of the date of the next AGM or January 15, 2011, to purchase at a price in line with the formula laid out in the text of the Resolution, up to 15% of the Company’s own shares in issue as of the date of this year’s AGM. Resolution 18, if passed, will set the price range within which the Company may re-issue treasury shares off-market at a price in line with the formula laid out in the text of the Resolution.

RESOLUTION 19

This Resolution amends the Company’s articles of association in accordance with the terms of the Transparency Directive to allow for information to be made available to shareholders and others by the use of electronic mail and posting on the Company’s website.

RESOLUTION 20

The Company’s articles of association permit the calling of general meetings, other than an annual general meeting or meeting for the passing of a special resolution, on fourteen days notice. The proposed implementation in Ireland of the EU Shareholders Rights Directive in August 2009 will increase the notice period for all general meetings to twenty-one days unless the lesser notice period of fourteen days has been approved by the Company. The purpose of Resolution 20 is to preserve this ability to call appropriate general meetings on fourteen days notice. The approval will be effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed.

HOW TO BE REPRESENTED AT THE MEETING

Your vote is important, regardless of the number of shares you own. We encourage you to vote your shares as soon as possible by completing, signing and returning the enclosed proxy form in the envelope provided. Please note the following deadlines for voting by proxy:

•	Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR depositary, The Bank of New York Mellon, no later than close of business on Friday July 10, 2009. Details of how to vote by telephone or over the Internet are also provided on the proxy form.

•	Holders of American Depositary Shares in street name accounts should follow the instructions provided by their bank or broker custodian.

•	Proxies representing registered holders of Ordinary Shares must be received by the registrar, Computershare Investor Services (Ireland) Limited, no later than 10.00am on Tuesday July 14, 2009.

Returning the proxy form will not preclude a registered holder of Ordinary Shares from attending the meeting and voting in person if he or she wishes to do so.

The Directors consider the Resolutions to be in the best interests of the Company and unanimously recommend shareholders to vote in favour of each one. The Directors, who own 0.19% of the issued ordinary share capital of the

Elan Corporation, plc Notice of Annual General Meeting

Company (909,353 Ordinary Shares) see their interests as directly aligned with fellow shareholders and will vote to pass each Resolution.

Yours faithfully

Kyran McLaughlin, Chairman

June 8, 2009

YOUR VOTE IS IMPORTANT

If you have any questions about how to vote your shares, please contact:

For registered holders of Ordinary Shares:
Computershare Investor Services (Ireland) Limited
Dedicated Helpline: +353 1 447 5107

For holders of American Depositary Shares:
Innisfree M&A Incorporated
Toll-free from the US and Canada: 1-877-750-9498
Free-phone from Ireland and the UK: 00-800-4664-7000
Call collect: 212-750-5833 (Banks, brokers and others)

Elan Corporation, plc Notice of Annual General Meeting

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Davenport Hotel, Dublin 2, Ireland on Thursday, July 16, 2009 at 10.00am for the purpose of transacting the following business:

AS ORDINARY BUSINESS:

1.	To receive and consider the Financial Statements for the year ended December 31, 2008 together with the Reports of the Directors and Auditors thereon.

2.	To re-elect Mr. Shane Cooke who retires from the Board by rotation in accordance with the Articles of Association.

3.	To re-elect Dr. Lars Ekman who retires from the Board by rotation in accordance with the Articles of Association.

4.	To re-elect Mr. Gary Kennedy who retires from the Board by rotation in accordance with the Articles of Association.

5.	To elect Mr. Patrick Kennedy who retires from the Board in accordance with the Articles of Association.

6.	To re-elect Mr. Kieran McGowan who retires from the Board by rotation in accordance with the Articles of Association.

7.	To re-elect Mr. G. Kelly Martin who retires from the Board by rotation in accordance with the Articles of Association.

8.	To re-elect Mr. Kyran McLaughlin who retires from the Board in accordance with the Combined Code.

9.	To elect Mr. Donal O’Connor who retires from the Board in accordance with the Articles of Association.

10.	To elect Mr. Vaughn Bryson to the Board with effect from the end of the Meeting.

11.	To elect Mr. Richard Pilnik to the Board with effect from the end of the Meeting.

12.	To elect Mr. Jack Schuler to the Board with effect from the end of the Meeting.

13.	To authorise the Directors to fix the remuneration of the Auditors.

AS SPECIAL BUSINESS:

To consider and, if thought fit, pass the following resolutions:

As Ordinary Resolutions

14.	That the Company be authorised, subject to and in accordance with the provisions of the Transparency Directive (2004/109/EC) Regulations, 2007 (the Regulations) and the Articles of Association of the Company, to deliver, give, send, convey or supply any notices, documents, share certificates or information to the members and holders of debt securities (within the meaning of the Regulations) of the Company, by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio, optical technologies, or any other electromagnetic means now known or hereinafter to be devised, including, without limitation, by delivering, giving, sending, conveying or supplying such notices, documents or information by electronic mail, or by making such notices, documentation or information available on a website.

15.	That the Directors be and are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on July 15, 2014 unless previously renewed, varied or revoked by the Company in general meeting. Provided however, that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such

Elan Corporation, plc Notice of Annual General Meeting

securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

As Special Resolutions

16.	That, subject to the passing of Resolution 15 in the Notice of the Meeting, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot securities (as defined in Section 23 of that Act) for cash pursuant to the authority conferred by the said Resolution 15 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that the power conferred by this Resolution shall (i) expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or October 16, 2010 unless previously renewed, varied or revoked and (ii) the amount of such allotment shall not exceed 40 million shares. The Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

17.	That, subject to the provisions of the Companies Act, 1990 (the “1990 Act”) and, in particular, Part XI thereof, the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and is hereby generally authorised to make market purchases (as defined by Section 212 of the 1990 Act) of shares of any class of the Company (“Shares”) on such terms and conditions and in such manner as the Directors may from time to time determine but subject to the provisions of the 1990 Act and the following restrictions and provisions:

(a) that the minimum price which may be paid for any Shares shall be the nominal value thereof;

(b)	the maximum price which may be paid for any Share (a “Relevant Share”) shall be the higher of the nominal value thereof and an amount equal to 105 per cent of the average of the relevant prices of the Shares of the same class as the Relevant Share in respect of each of the five Trading Days immediately preceding the day on which the Relevant Share is purchased;

(c)	the aggregate nominal value of the Shares purchased under this resolution must not exceed 15 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(d)	for the purposes of this Resolution the following expressions have the following meanings:

(i)	“Relevant Price” means in respect of any Trading Day, the closing price on the Exchange of a Share of the same class as the Relevant Share for such Trading Day;

(ii)	The “Exchange” means the Irish Stock Exchange Limited or any successor or successors thereof and;

(iii)	“Trading Day” means a day on which trading has taken place on the Exchange in Shares of the same class as the Relevant Share.

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or January 16, 2011, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

18.	That, subject to the provisions of the Companies Act, 1990 (the “1990 Act”) including, in particular, Part XI thereof, for the purposes of Section 209 of the 1990 Act the re-issue price range at which any

Elan Corporation, plc Notice of Annual General Meeting

treasury shares (as defined by Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a)	the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent of the Relevant Price; and

(b)	the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95 per cent of the Relevant Price; provided that no treasury share shall be re-issued at less than the nominal value thereof.

For the purposes of this resolution the following expressions have the following meanings:

(i)	“Relevant Price” means the average of the closing prices on the Exchange of a Share of the same class as the treasury share which is to be re-issued for the five Trading Days immediately preceding the day on which the treasury share is to be re-issued;

(ii)	The “Exchange” means the Irish Stock Exchange Limited or any successor or successors thereof; and

(iii)	“Trading Day” means a day on which trading has taken place on The Exchange in Shares of the same class as the treasury shares which are to be re-issued.

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or January 16, 2011, unless previously varied or renewed in accordance with the provisions of Section 209 of the 1990 Act.

19. That the Articles of Association of the Company be and are hereby amended:

(i)	by inserting the following words after the words, “(as amended or supplemented from time to time)”, in the definition of Electronic Communication in Article 2;

“including without limitation, and subject to the discretion of the Directors, the making available of any information (including notices and any other documents) on a website or by delivering, giving or sending or conveying the same by electronic mail.”;

(ii) by inserting the following new Article [48A]:

‘‘[48A]. Notwithstanding anything contained in these Articles, in relation to any shares, the Directors may from time to time permit appointments of proxy to be made by electronic means (including without limitation by means of electronic communication generated and sent by members to the Company via a website for this purpose using identification numbers communicated by the Company to each member) in such manner or form and subject to such terms, conditions or restrictions as the Directors may determine or approve from time to time in their absolute discretion.

The Company and its Directors, Secretary or officers shall not be compelled to accept or receive any instrument appointing a proxy in accordance with this Article [48A] until such time as the Directors shall have advised (pursuant to any terms and conditions of Electronic Communication or otherwise) the members in writing of the manner, form and restrictions (if any) by which such appointment may be made.

The Directors may prescribe the method of determining the time at which any such instrument appointing a proxy is to be treated as received by the Company.

The Directors may treat any such instrument which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.”;

(iii) by the deletion of the following words from the first sentence in Article 107:

“to the address of any member notified to the Company by the member for such purpose.”;

Elan Corporation, plc Notice of Annual General Meeting

(iv)	by the insertion of the following new Article 107A after Article 107:

“107A

a)	Notwithstanding any other provisions of these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, any officer of the Company, a member or any other person) is required or permitted by these Articles or otherwise to give or receive information in writing, such information may be given or received in electronic form, whether as an Electronic Communication or otherwise, in such a manner or form subject to such terms, conditions or restrictions as the Directors may determine or approve from time to time in their absolute discretion.

b)	The Company and its Directors, Secretary or officers shall not be compelled to receive or to send Electronic Communications or information in electronic form under these Articles or otherwise until such time as the Directors shall have advised (pursuant to any terms and conditions of Electronic Communication or otherwise) the giver or the recipient (as the case may be) in writing of the manner, form and restrictions (if any) by which such information may be sent or received.”; and

(v) by the deletion of the final sentence in Article 110 and by the substitution of the following therefor:

“Where a notice or other document is served by electronic mail or other form of Electronic Communication approved by the Directors, such notice or other document shall be deemed to have been given, served or delivered:

(a) if given, served or delivered by electronic mail, at the time it was sent; or

(b)	where any such notice or document is given, served or delivered by being made available or displayed on a website when the recipient received or is deemed to have received notice of the fact that the notice document or other information was available on the website.”

20.	That a general meeting of the Company, other than an Annual General Meeting or a meeting for the passing of a special resolution, may be called on not less than fourteen clear days’ notice

Dated June 8, 2009

By Order of the Board

William Daniel
Secretary

Treasury Building, Lower Grand Canal Street,
Dublin 2, Ireland

NOTES

(a)	A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

(b)	Forms of Proxy, to be valid, must reach the Registrars to the Company; Computershare Services (Ireland) Limited, Heron House, Sandyford Industrial Estate, Dublin 18, Ireland not later than 48 hours before the time appointed for the holding of the Meeting.

Elan Corporation, plc Notice of Annual General Meeting